07006972

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canaccord Capital Corporation (USA), Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11th Floor - 609 Granville Street
(No. and Street)

Vancouver (City) BC (State) V7Y 1H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Larose (604) 643-7766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street (Address) Vancouver (City) BC (State) V7Y 1C7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert M. Larose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Capital Corporation (USA), Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Martin L. MacLachlan
Commissioner for taking affidavits for British Columbia
Notary Public in and for the Province of British Columbia
My commission does not expire
2200-609 Granville Street
Vancouver, B.C. V7Y 1H2
604-643-7450

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE AND ADVISORY
BUSINESS SERVICES

ASSURANCE SERVICES

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Canaccord Capital Corporation (USA), Inc.

March 31, 2007

With
Report and Supplementary Report
Of Independent Auditors

ERNST & YOUNG

ERNST & YOUNG LLP

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Canaccord Capital Corporation (USA), Inc.

We have audited the accompanying statement of financial condition of **Canaccord Capital Corporation (USA), Inc.** as of March 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Canaccord Capital Corporation (USA), Inc.** at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Vancouver, Canada,
April 24, 2007.

Chartered Accountants

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

	2007 $
ASSETS	
Current	
Cash	4,195,856
Accounts receivable	256,483
Deposit with clearing broker *[note 4]*	60,551
Income taxes recoverable	1,345,470
Prepaid expenses	41,807
Total current assets	5,900,167
Note receivable from parent *[note 5]*	450,755
Note receivable from affiliated company *[note 5]*	4,700,000
Total assets	11,050,922
LIABILITIES	
Current	
Accrued expenses	23,700
Commissions payable	35
Due to affiliated companies *[note 5]*	943,332
Total liabilities	967,067
Contingencies and commitments *[note 6]*	
STOCKHOLDER'S EQUITY	
Capital stock:	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-in capital	617,846
Retained earnings	9,290,509
Total stockholder's equity	10,083,855
Total liabilities and stockholder's equity	11,050,922

See accompanying notes

Canaccord Capital Corporation (USA), Inc.

STATEMENT OF INCOME
[Expressed in U.S. dollars]

Year ended March 31

	2007 $
REVENUES	
Commissions	4,885,630
Interest *[note 5]*	603,627
Other	433,303
	5,922,560
EXPENSES	
Commissions	2,157,731
Clearing *[note 5]*	162,838
Communications and printing	11,210
Regulatory fees and expenses	88,214
Administrative fees *[note 5]*	136,815
Research fees *[note 5]*	186,300
Other expenses	114,953
	2,858,061
Income before income taxes	3,064,499
Provision for income taxes	1,214,500
Net income	1,849,999

See accompanying notes

Canaccord Capital Corporation (USA), Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
[Expressed in U.S. dollars]

Year ended March 31

	Class A Common shares		Additional paid-in capital	Retained earnings	Total
	#	$	$	$	$
Balance, March 31, 2006	702	175,500	617,846	7,440,510	8,233,856
Net income	—	—	—	1,849,999	1,849,999
Balance, March 31, 2007	702	175,500	617,846	9,290,509	10,083,855

See accompanying notes

Canaccord Capital Corporation (USA), Inc.

STATEMENT OF CASH FLOWS
[Expressed in U.S. dollars]

Year ended March 31

	2007 $
OPERATING ACTIVITIES	
Net income	1,849,999
Decrease in accounts receivable	145,433
Increase in deposit with clearing broker	(2,421)
Increase in income taxes recoverable	(1,345,470)
Decrease in prepaid expenses	1,750
Decrease in accrued expenses	(113,547)
Decrease in commissions payable	(1,967,314)
Decrease in taxes payable	(487,361)
Increase in due to affiliated companies	870,732)
Net cash used in operating activities	(1,048,199)
INVESTING ACTIVITIES	
Increase in note receivable from parent	(21,800)
Net cash used in investing activities	(21,800)
Net decrease in cash during the year	(1,069,999)
Cash, beginning of year	5,265,855
Cash, end of year	4,195,856
Supplemental cash flow information	
Income taxes paid	2,123,271
Interest paid	312

See accompanying notes

NOTES TO FINANCIAL STATEMENTS
[U.S. dollars]

March 31, 2007

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Capital Corporation (USA), Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the National Association of Securities Dealers ["NASD"]. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Southwest Securities Inc., and Canaccord Capital Corporation, an affiliated company. Accordingly, the Company does not handle nor hold any client monies and securities relating to client accounts.

The Company is a wholly-owned subsidiary of Canaccord Capital Inc., a Canadian company.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Revenue recognition

Commission revenue consists of revenue generated through traditional commission based brokerage services, and is recognized on a trade date basis.

Interest income consists of interest earned on cash deposited in bank accounts and on loans receivable, and is recognized on an accrual basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company has adopted Statement of Accounting Standards No. 109 ["SFAS 109"], Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Recent accounting pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" probability of being sustained by the applicable tax authority. Tax positions deemed to not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period in which they are realized. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006. The Company has yet to determine if FIN 48 will impact its earnings and financial position.

In addition, in September 2006, Statement of Financial Accounting Standards, No. 157, "*Fair Value Measurements*" (SFAS 157), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact on its financial statements disclosures.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates prevailing on the date of occurrence. Gains or losses resulting from foreign currency transactions are included in other income.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, accounts receivable, deposit with clearing broker, income taxes recoverable, notes receivable, accrued expenses, commissions payable, and due to affiliated companies. The fair value of these financial instruments approximates their carrying values. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

4. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $60,551 at March 31, 2007.

5. RELATED PARTY TRANSACTIONS

The Company has a clearing arrangement with Canaccord Capital Corporation ["CCC"] (affiliated company), which is a member of the Investment Dealers Association of Canada.

The Company incurred $136,815 in administrative costs, $30,378 in clearing fees and $186,300 in research fees during the year ended March 31, 2007 for services provided by CCC. The amounts due from an affiliated company related to these arrangements are non-interest bearing, due on demand and are included in Due to Affiliated Companies. Also included in this balance are amounts owing to affiliated companies Canaccord Adams Inc. and Canaccord Adams (Delaware) Inc., for the use of their tax losses in the current year.

The Company executed a loan agreement with the parent on September 27, 2001. The balance as of March 31, 2007 is $450,755. The loan earns interest at the U.S. prime rate per annum less 2.5%, calculated monthly. The loan is unsecured and is due on demand. Interest revenue of $21,800 on this loan is included in the Statement of Income.

The Company executed a loan agreement with Canaccord Adams (Delaware) Inc., an affiliated company, on February 13, 2006. The balance as of March 31, 2007 is $4,700,000. The loan earns interest at the rate of ten percent per annum, and is calculated daily. The loan is unsecured and is due on demand. Interest revenue of $470,000 on this loan is included in the Statement of Income.

6. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of the Financial Accounting Standards Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2007, the total amount of customer balances maintained by its clearing broker subject to such indemnification was approximately $184,495. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. At March 31, 2007, the Company had net capital of $3,545,823, which was $3,540,823 in excess of the required net capital of $5,000.

Supplemental Information

Canaccord Capital Corporation (USA), Inc. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at March 31

	2007 $
Total stockholder's equity	10,083,855
Deductions and/or charges	
Total non-allowable assets	6,538,032
Net capital	3,545,823
Minimum net capital	5,000
Excess net capital	3,540,823

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's March 31, 2007 unaudited FOCUS Part II A Report.

Total non-allowable assets	
Income taxes recoverable	1,345,470
Prepaid expenses	41,807
Note receivable from parent	450,755
Note receivable from affiliated company	4,700,000
	6,538,032

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As at March 31, 2007

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms:	Southwest Securities, Inc. Canaccord Capital Corporation

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

To the Stockholder of
Canaccord Capital Corporation (USA), Inc.

In planning and performing our audit of the financial statements of **Canaccord Capital Corporation (USA), Inc.** (the Company), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Vancouver, Canada,
April 24, 2007.

Chartered Accountants

END